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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44065

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 AND ENDING DECEMBER 31, 2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN FINANCIAL ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 NORTHAMPTON STREET, PO BOX 1659
(No. and Street)

EASTON, PA 18044-1659
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR. HENRY D'ALBERTO 610-559-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KIRK, SUMMA & CO., LLP
(Name – *if individual, state last, first, middle name*)

1405 N. CEDAR CREST BLVD., SUITE 102, ALLENTOWN, PA 18104
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 07 2005 WASH. D.C. 179

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HENRY D'ALBERTO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAL FINANCIAL ASSOCIATES, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

NOTARIAL SEAL
NEHME J NEHME
Notary Public
WILSON BOROUGH, NORTHAMPTON COUNTY
My Commission Expires Aug 19, 2008

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN FINANCIAL ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

KIRK, SUMMA & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

KIRK, SUMMA & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

1405 NORTH CEDAR CREST BOULEVARD
SUITE 102
ALLENTOWN, PENNSYLVANIA 18104
610-770-9889
FAX # 610-770-0177

OTHER OFFICES

BRODHEADSVILLE, PA
570-992-5876

EAST STROUDSBURG, PA
570-421-0753

DALE E. KIRK, C.P.A.

KEVIN D. SUMMA, C.P.A.

INDEPENDENT AUDITOR'S REPORT

Board of Directors
American Financial Associates, Inc.

We have audited the accompanying statements of financial condition of American Financial Associates, Inc. as of December 31, 2004 and 2003, and the related income statements and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Financial Associates, Inc. at December 31, 2004 and 2003, and the results of it's operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 14 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirk, Summa & Co., LLP

Allentown, PA
February 18, 2005

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 11,226	$ 25,564
Certificate of deposit	30,414	30,035
Commissions receviable	14,763	20,163
TOTAL CURRENT ASSETS	56,403	75,762
FIXED ASSETS		
Office Equipment	53,359	51,817
Furniture & Fixtures	531	531
Less: Accumulated depreciation	(52,341)	(50,882)
TOTAL FIXED ASSETS	1,549	1,466
OTHER ASSETS		
Deposits with clearing organizations and others	5,000	5,000
TOTAL ASSETS	$ 62,952	$ 82,228
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 2,584	$ 4,548
Bank overdrafts	2,062	-
Commissions payable	11,072	15,122
Loan payable - officer	6,000	6,000
Corporate net income taxes payable	-	1,400
TOTAL CURRENT LIABILITIES	21,718	27,070
STOCKHOLDERS EQUITY		
Common stock $10 par value, 10,000 shares authorized, 8,165 shares issued and outstanding	81,650	81,650
Retained (deficit)	(40,416)	(26,492)
TOTAL STOCKHOLDER'S EQUITY	41,234	55,158
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 62,952	$ 82,228

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUES		
Commissions	$ 634,237	$ 524,320
Interest income	422	424
Miscellaneous income	9,596	3,643
TOTAL REVENUES	644,255	528,387
SELLING EXPENSES	525,941	361,748
GENERAL AND ADMINISTRATIVE EXPENSES	131,883	149,248
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	657,824	510,996
NET INCOME (LOSS) BEFORE INCOME TAXES	(13,569)	17,391
PROVISION FOR INCOME TAXES	(355)	1,400
NET INCOME (LOSS)	(13,924)	15,991
RETAINED DEFICIT - BEGINNING OF YEAR	(26,492)	(42,483)
RETAINED DEFICIT - END OF YEAR	$ (40,416)	$ (26,492)

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ (13,924)	$ 15,991
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Items in net income not affecting cash:		
Depreciation	1,459	2,122
(Increase) decrease in current assets:		
Commissions receivable	5,400	3,944
Certificate of deposit	(379)	(30,034)
Increase (decrease) in current liabilities:		
Accounts payable	(1,964)	1,182
Bank overdrafts	2,062	-
Commissions payable	(4,050)	(2,958)
Accrued income taxes	(1,400)	1,400
TOTAL ADJUSTMENTS	1,128	(24,344)
NET CASH PROVIDED BY OPERATING ACTIVITIES	(12,796)	(8,353)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from deposits with clearing organizations	-	25,000
Acquisition of fixed assets	(1,542)	-
NET CASH USED IN INVESTING ACTIVITIES	(1,542)	25,000
NET INCREASE IN CASH	(14,338)	16,647
CASH AT BEGINNING OF YEAR	25,564	8,917
CASH AT END OF YEAR	$ 11,226	$ 25,564
SUPPLEMENTARY DISCLOSURES:		
Interest paid	$ 52	$ 120
Income taxes paid	$ 1,400	$ 790

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

Business and Organization

American Financial Associates, Inc. (the Company) was organized on July 25, 1991 for the purpose of selling mutual funds and life insurance. In 1994 the Company also began acting as a discount broker. The Company has brokers in the states of Pennsylvania, New Jersey and Oregon. Approximately sixty percent of the Company's business is conducted in Pennsylvania, and the major source of revenue comes from selling mutual funds. Approximately twenty-five percent of all sales are with one mutual fund company.

Cash Equivalents

Cash equivalents are highly liquid debt instruments purchased with maturities of three months or less. There were no cash equivalents at December 31, 2004 or 2003.

Bad Debts

The Company uses the direct write-off method of accounting for losses arising from uncollectible accounts receivable. Under this method, accounts receivable are written-off to bad debt expense in the period they are deemed uncollectible. There were no bad debt expenses for the years ended December 31, 2004 or 2003.

Use of Estimates

Generally accepted accounting principles requires management to make estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Depreciation

Equipment and furniture are stated at cost and are depreciated under accelerated cost recovery systems permitted for federal income tax purposes over estimated useful lives of five to seven years. Depreciation was $1,459 and $2,122 respectively for 2004 and 2003.

Maintenance and Repairs

Improvements, additions and major renewals that extend the life of assets are capitalized; maintenance and repairs are expensed as incurred.

Rent Expense

The Company has a month-to-month rental with no signed lease. Rent is $900 per month for the last two years and is expensed when paid. Rent expense was $10,800 for 2004 and 2003.

Commissions Receivable

Commissions' receivable consists of fees earned primarily on the selling of mutual funds. The Company receives payment within a short time of the transactions. No allowance for doubtful accounts has been provided for as the continuing relationships over many years has assured collection.

NOTE B – OTHER ASSETS

Other assets consisted of the following at:

	2004	2003
Fidelity Destiny Reserve Account	$ 5,000	$ 5,000
Total	$ 5,000	$ 5,000

NOTE C – COMPUTATION OF NET CAPITAL

	2004	2003
Gross capital	$ 36,809	$ 61,123
Add – Non-allowable Liabilities - loan from shareholder	6,000	-
Deduct Non-allowable Assets - Property, and Equipment, and Prepaid Expenses	(7,354)	(6,466)
Net capital	$ 35,455	$ 54,657
Excess net capital	$ 30,455	$49,657
Allowable aggregate indebtedness (12 times net capital)	$ 425,460	$ 655,884
Actual aggregate indebtedness	$ 16,156	$ 27,070

NOTE D – CERTIFICATE OF DEPOSIT

A certificate of deposit was purchased from Soverign Bank on November 19, 2003 in the amount of $30,000. The term is nine months and bears interest at 1 percent annually. The certificate of deposit was renewed on August 19, 2004 for nine additional months. The value of the certificate of deposit was $30,414 for at December 31, 2004.

NOTE E - ADVERTISING COST

Advertising costs of $2,419 and $151 were incurred for the years ended December 31, 2004 and 2003, respectively. All advertising costs are expensed as incurred.

NOTE F – EXEMPTIVE PROVISIONS

An exemption is claimed from SEC Rule 15c-3-3 under c(k) (2) (ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.

The following is the clearing firm:

SEC # - 801-13059

Name – Dain Rauscher

KIRK, SUMMA & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

1405 NORTH CEDAR CREST BOULEVARD
SUITE 102
ALLENTOWN, PENNSYLVANIA 18104
610-770-9889
FAX # 610-770-0177

OTHER OFFICES

BRODHEADSVILLE, PA
570-992-5876

EAST STROUDSBURG, PA
570-421-0753

DALE E. KIRK, C.P.A.

KEVIN D. SUMMA, C.P.A.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
American Financial Associates, Inc.

We have audited the accompanying financial statements of American Financial Associates, Inc. as of and for the year ended December 31, 2004 and 2003, and have issued our report thereon dated February 18, 2005. Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in the following statements are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirk, Summa & Co., LLP

Allentown, PA
February 18, 2005

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF SELLING, GENERAL
AND ADMINISTRATIVE EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
SELLING EXPENSES		
Advertising	$ 2,419	$ 151
Auto lease and expense	2,023	2,292
Commissions	514,055	351,004
Contest and Awards	-	779
Entertainment	2,235	2,296
Meetings	1,158	302
Public relations	61	102
Training programs	1,384	1,487
Travel	2,606	3,335
TOTAL SELLING EXPENSES	525,941	361,748
GENERAL AND ADMINISTRATIVE EXPENSES		
Bank and other charges	1,070	679
Bookkeeping	641	-
Computer expenses	1,829	-
Contributions	70	85
Depreciation	1,459	2,122
Dues and subscriptions	356	611
Employee benefits	7,211	7,706
Insurance	2,923	3,815
Interest	52	120
Licenses and permits	7,185	8,002
Miscellaneous	400	10
Office suppplies	6,120	5,859
Outside services	1,472	2,878
Payroll taxes	6,404	7,423
Postage	2,163	1,740
Professional fees	4,560	8,133
Rent	10,800	10,800
Repairs and maintenance	264	911
Salaries	66,236	75,289
Sales expenses	392	-
Taxes - other	162	790
Telephone	8,040	9,874
Utilities	2,074	2,401
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	131,883	149,248
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	$ 657,824	$ 510,996

See independent auditors' report on supplementary information.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF NET CAPITAL RECONCILIATION
AUDITED REPORT VS. UNAUDITED FOCUS REPORT
DECEMBER 31, 2004 AND 2003

		Per Focus Report Form X-17A-5		Adjustments		Per Audited Financial Report	
		2004	2003	2004	2003	2004	2003
A)	Gross Capital	$ 36,809	$ 55,123	$ (11)	$ 35	$ 36,798	$ 55,158
B)	Add:						
	Officer loan	-	6,000	-	-	-	6,000
C)	Deduct:						
	Non-allowable receivables	-	(6,466)	-	-	-	(6,466)
	Net capital	$ 36,809	$ 54,657	$ (11)	$ 35	$ 36,798	$ 54,692

		2004	2003
A)	Reconciliation of Adjustments:		
	Adjustments to Gross Capital:		
	Adjustment to payables	$ (199)	$ -
	Adjustment for fee	-	35
	Adjustment to Certificate of Deposit	188	-
	Total Adjustments	$ (11)	$ 35

See independent auditors' report on supplementary information.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Beginning Liability - January 1	$ 6,000	$ 6,000
Additions:	-	-
Subtractions:	-	-
Ending Balance - December 31	$ 6,000	$ 6,000

There were no findings of material inadequacies found to exist or found to have existed since the date of the previous audit.

AMERICAN FINANCIAL ASSOCIATES, INC.
FINANCIAL STATEMENT DISTRIBUTION LIST
DECEMBER 31, 2004

	Copies
American Financial Associates, Inc. 1700 Northampton Street PO Box 1659 Easton, PA 18044-1659	5
NASD Member Regulation Programs/Systems Support 9509 Key West Avenue, 3rd Floor Rockville, MD 20850	1
Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549	1
Securities and Exchange Commission Mellon Independence Center 701 Market Street Suite 2000 Philadelphia, PA 19106	1
Securities and Exchange Commission 233 Broadway New York, NY 10279	1